UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
COMMISSION FILE NUMBER 001-34295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius XM Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius XM Holdings Inc.
1221 Avenue of the Americas, 35th Floor
New York, New York 10020

Part I - Financial Statements:
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	3
Notes to Financial Statements	4

Part II - Supplemental Schedule*
Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2023	12

Signatures	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	14

*	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Sirius XM Radio 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplementary Information
The supplementary information included in Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

San Francisco, California
June 14, 2024

We have served as the Plan’s auditor since 2022.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
(in thousands)	2023	2022
Investments, at fair value:
Mutual funds	$485,076	$479,081
Common collective trusts	327,737	186,145
Money market fund	10,250	8,688
Self-directed brokerage accounts	23,877	14,583
Common stock	51,346	64,068
Total investments, at fair value	898,286	752,565
Fully benefit responsive guaranteed fund, at contract value	30,828	37,932
Total investments	929,114	790,497
Loans receivable from participants	6,177	6,063
Employer contributions receivable	2,041	2,163
Net assets available for benefits	$937,332	$798,723

See accompanying notes to financial statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	For the Year Ended December 31, 2023
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$113,223
Interest on guaranteed income fund	643
Dividends	18,931
Net investment income	132,797
Interest on loans receivable from participants	359
Contributions:
Participants	61,683
Employer	19,828
Rollovers	10,797
Total contributions	92,308
Total additions	225,464
Deductions from net assets attributed to:
Benefits paid to participants	(86,360)
Administrative expenses	(495)
Total deductions	(86,855)
Net increase in net assets available for benefits	138,609
Net assets available for benefits:
Beginning of year	798,723
End of year	$937,332

See accompanying notes to financial statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements
(Dollars in thousands)
1. Background and Plan Description

Sirius XM Radio Inc. (the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees (as defined in the Plan) with a method of saving for their retirement and other needs. The Plan Sponsor is a wholly-owned subsidiary of Sirius XM Holdings Inc. (“Holdings”). Holdings has no operations independent of the Plan Sponsor. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan's inception date was September 1, 1998.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.

Eligibility
Participation in the Plan begins on the first day of the calendar month coinciding with or immediately following the date on which a covered employee (as defined in the Plan) first satisfies the following requirements: the employee has (a) attained the age of 21; and (b) completed one month of eligible service (as defined in the Plan). New and rehired employees who meet the Plan's eligibility requirements are auto-enrolled in the Plan and, those who do not elect out of this auto-enrollment feature or do not change the preselected contribution election, have a contribution election of 3% of compensation (as defined in the Plan). Unless the employee designates otherwise, contributions under the auto-enrollment feature are deposited into the Qualified Default Investment Alternative (“QDIA”) fund. As of December 31, 2023, the QDIA fund was the appropriate T. Rowe Price Retirement Trust Class F Fund based on the employee's age.

Contributions / Contribution Receivable
Participants may elect to contribute from 1% to 50% of compensation (as defined in the Plan) provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $22.5 in 2023. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pre-tax basis, which were limited to $7.5 in 2023. Participants' contributions are immediately vested and can only be withdrawn pursuant to the appropriate provisions of the Code.

Participants also have the ability to make Roth contributions. All Roth contributions are made on an after-tax basis and, if certain requirements are met, the withdrawals from the Roth account made at retirement can be exempt from federal income tax. The individual contributions to the Roth account, including of any additional pre-tax Plan contributions, were limited to $22.5 under the Code for 2023.  Roth contributions are matched using the same formula as the employee contributions (see below); however, the employer match is not treated as Roth contributions. Employer match for Roth contributions is made to the QDIA fund, in the absence of any investment allocation election for pre-tax contributions. Plan participants may elect a Roth In-Plan Rollover on amounts eligible for distribution, such as upon termination or on vested account balances after a participant reaches retirement age. This election converts pre-tax amounts to after-tax amounts which will be subject to immediate taxation and will be separately accounted for under the Plan.

The Plan provides for discretionary employer matching contributions based on participant elective deferral contributions (other than "catch-up" contributions). For the year ended December 31, 2023, discretionary employer matching contributions were equal to 50% of participants' elective deferral contributions per pay period on the first 6% of an employee's pre-tax salary up to a maximum of 3% of compensation. The employer matching contributions are made in cash and are credited proportionally to the funds into which participants otherwise invest their pre-tax employee contributions unless the participant elects a separate allocation for the Plan Sponsor's matching contributions. The total employer matching contributions for the year ended December 31, 2023 were approximately $19,828.

The Plan Sponsor may also make additional discretionary matching, true-up matching and nonelective contributions to the Plan based on certain conditions. The Plan Sponsor elected to make a true-up matching contribution on behalf of eligible employees to provide the maximum matching contribution designated by the employer for the years ended December 31, 2023 and 2022. The true-up matching contribution for the year ended December 31, 2023 of approximately $2,041 was recorded during the year ended December 31, 2023. The amount was received by the Plan in 2024 and was recorded within Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2023. The true-up matching contribution for the year ended December 31, 2022 of $2,163 was recorded during the year ended December 31,

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands)
2022. The amount was received by the Plan in 2023 and was recorded within Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2022.

Participant Accounts
Each participant's account is credited with participant contributions, discretionary employer matching contributions, nonelective employer contributions and allocations of Plan earnings, if any. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.
Fund investments are generally redeemable daily and have no restrictions.

Vesting
Participants are immediately vested in their contributions, plus any earnings thereon. Discretionary employer matching contributions and nonelective contributions begin immediately upon enrollment in the Plan. These employer contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon the completion of the second year of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her discretionary employer matching and nonelective contributions upon reaching the normal retirement age (defined in the plan as age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits
Upon termination of employment, including termination due to death or disability, reaching the normal retirement age or upon satisfying the requirements for an in-service withdrawal, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account (as defined in the Plan). In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship (as defined in the Plan).

Loans Receivables from Participants
The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50 or 50% of the vested portions of the participant's account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. A participant with an outstanding loan may not apply for another loan until the existing loan is paid in full and may not refinance an existing loan or obtain a second loan for the purpose of paying off the existing loan. Participants may apply for only one loan each calendar year. There is a 14 day waiting period between when one loan is paid off and another one can be requested. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1%. Except for loans grandfathered in from a previous plan merger, the term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term may not exceed 10 years. Repayments must be in substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly. Certain exceptions are made for unpaid leaves as allowed under the Plan. Participant loans were $6,177 and $6,063 as of December 31, 2023 and 2022, respectively. As of December 31, 2023, the rates of interest on outstanding loans ranged from 3.25% to 9.50% with various maturities.

Forfeitures
Non-vested employer matching and non-vested nonelective contributions are forfeited upon termination of employment or a participant's withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures, inclusive of investment earnings, for the year ended December 31, 2023, were approximately $462. During the year ended December 31, 2023, forfeitures were used to pay administrative expenses and reduce employer contributions by approximately $469. Unallocated forfeited assets were approximately $16 and $23 as of December 31, 2023 and 2022, respectively.

Administrative Expenses
Certain administrative expenses are paid by the Plan to the extent allowed by the Plan and applicable law and are not paid by the Plan Sponsor. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Certain other administrative expenses are paid by the Plan Sponsor. Investment fees and transaction-based fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these fees are reflected as a reduction of investment return for such investments. There is a stock trading fee of

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands)
$0.005 per share of common stock that is charged to participant accounts when participants request account transfers into or out of Holdings' common stock.

Assets Held in Trust
All assets of the Plan were held by Fidelity Management Trust Company (“FMTC”), a wholly owned subsidiary of Fidelity Investments. FMTC serves as the directed Trustee and custodian of the assets of the Plan. FMTC contracts with other Fidelity subsidiaries, affiliates, and agents to perform some of the trustee and investments management responsibilities. Fidelity Workplace Services LLC (“FWS”), a wholly owned subsidiary of Fidelity Investments, serves as the record-keeper. Fidelity Investments Institutional Operations Company LLC is wholly owned by FWS and provides transaction processing and administrative recordkeeping services. National Financial Services (“NFS”), an indirect wholly-owned subsidiary of Fidelity Investments, is the custodian of the self-directed brokerage accounts. NFS is responsible for providing trade execution, clearance, and settlement of securities transactions.
    The investment options available to participants as of December 31, 2023 and the related investment objectives were as follows:
Columbia Dividend Income Fund Institutional 3 Class. The investment seeks total return, consisting of current income and capital appreciation.
JPMorgan Large Cap Growth Fund Class R6. The investment seeks long-term capital appreciation. Under normal circumstances, at least 80% of the fund's assets will be invested in the equity securities of large, well-established companies.
Vanguard Institutional Index Fund Institutional Plus Shares. The investment seeks to track the performance of the S&P 500 Index that measures the investment return of large-capitalization stocks.
Carillon Eagle Mid Cap Growth Fund Class R6. The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. The fund will invest primarily in the equity securities of companies that the portfolio managers believe have the potential for above-average earnings or sales growth, reasonable valuations and acceptable debt levels.
Vanguard Mid-Cap Index Fund Institutional Shares. The investment seeks to track the performance of the CRSP US Mid Cap Index that measures the investment return of mid-capitalization stocks.
Janus Henderson Triton Fund Class N. The investment seeks long-term growth of capital. The fund pursues its investment objective by investing at least 50% of its equity assets in small- and medium-sized companies. It may also invest in larger companies with strong growth potential.
Vanguard Small-Cap Index Fund Institutional Shares. The investment seeks to track the performance of the CRSP US Small Cap Index that measures the investment return of small-capitalization stocks.
MFS International Diversification Fund Class R6. The investment seeks capital appreciation. The fund is designed to provide diversification within the international asset class by investing the majority of its assets in other mutual funds advised by the adviser.
Vanguard Total International Stock Index Fund Institutional Shares. The investment seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States. It invests all, or substantially all, of its assets in the common stocks included in its target index.
PGIM Total Return Bond Fund Class R6. The investment seeks total return. The fund seeks to achieve its objective through a mix of current income and capital appreciation as determined by the fund's subadviser. It invests, under normal circumstances, at least 80% of the fund's investable assets in bonds.
Vanguard Total Bond Market Index Fund Institutional Shares. The investment seeks to track the performance of the Bloomberg Barclays U.S. Aggregate Float Adjusted Index. This index measures the performance of a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities-all with maturities of more than 1 year.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands)
T. Rowe Price Retirement Trust Class F Funds. The investment option is a collective investment trust. The Trust seeks the highest total return over time consistent with an emphasis on both capital growth and income. The target date funds are designed for investors expecting to retire around the year indicated in each fund's name. The funds are managed to gradually become more conservative over time as they approach their target date.
Prudential (Empower) Guaranteed Income Fund. The fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return. The fund is a group annuity product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”). It invests in a broadly diversified, fixed-income portfolio within PRIAC's general account. The portfolio is primarily invested in public bonds, commercial mortgages, and private placement bonds.
Vanguard Federal Money Market Fund Investor Shares. The investment seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in high-quality, short-term money market instruments. Under normal circumstances, at least 80% of the fund's assets are invested in securities issued by the U.S. government and its agencies and instrumentalities.
BrokerageLink. BrokerageLink is a self-directed brokerage account within the Plan and includes a broad range of mutual funds beyond those in the Plan's lineup.
Common Stock. This investment allows participants to invest in the common stock of Holdings', the parent of the Plan Sponsor.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits
Participant withdrawals and distributions (benefits payments) are recorded when paid. To the extent that a participant's account is invested in employer securities, a participant may elect to receive distribution of his or her account under the lump sum payment method in shares of employer securities instead of in cash.

Use of Estimates
In presenting the Plan's financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for valuation methodology by investment type.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan's investments. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation (depreciation) in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gains exclusively from mutual funds are included in dividend income.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands)

Investment in Insurance Contracts
As described in Accounting Standards Codification (“ASC”) 962, Plan Accounting-Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at contract value. The Prudential Guaranteed Income Fund is a group annuity contract issued by PRIAC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer's general account.  The credit rating of the issuer at December 31, 2023 and 2022 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. The Plan considers this contract to be benefit responsive. The Prudential Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits.

The Prudential Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Loans Receivable from Participants
Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of the Plan document.

3. Fair Value Measurements

ASC 820, Fair Value Measurement, provides a framework for measuring fair value. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.

•Level 1: quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in the Plan's investment valuation methodologies as of December 31, 2023 compared to December 31, 2022.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands)

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2023 and December 31, 2022 (Level 1, 2 and 3 inputs are defined above):

	As of December 31, 2023				As of December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mutual funds	$485,076	$—	$—	$485,076	$479,081	$—	$—	$479,081
Common collective trusts	—	327,737	—	327,737	—	186,145	—	186,145
Money market fund	10,250	—	—	10,250	8,688	—	—	8,688
Self-directed brokerage accounts	23,877	—	—	23,877	14,583	—	—	14,583
Common stock	51,346	—	—	51,346	64,068	—	—	64,068
Total investments measured at fair value	$570,549	$327,737	$—	$898,286	$566,420	$186,145	$—	$752,565

The Plan's valuation methodology for mutual funds, the money market fund, and Holdings' common stock was derived from quoted market prices as these instruments have an active market which results in a Level 1 asset categorization.

Self-directed brokerage accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common collective trusts are valued at the respective net asset values ("NAV") as reported by the underlying trusts' financial instruments, which are reported at fair value. These underlying assets are observable either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

4. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan provides for investment in Holdings' common stock. At December 31, 2023 and 2022, approximately 5% and 8% of the Plan's total net assets were invested in the common stock of Holdings, respectively. The underlying value of Holdings' common stock is dependent upon the performance of Holdings and the market's evaluation of such performance.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands)
5. Tax Status

The Plan received a favorable opinion letter dated June 30, 2020 from the Internal Revenue Service (“IRS”). The Plan is required to operate in conformity with Section 401(a) of the Code to maintain its tax qualification. As there were not any required or discretionary amendments to the Plan for year ended December 31, 2023 and the Plan’s management has concluded that the Plan operated in conformity with Section 401(a) of the Code, the Plan remains qualified and the related trust continues to be tax exempt. Therefore, there is no provision for income taxes recorded in the Plan's financial statements.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The IRS generally has the ability to examine the Plan for the years 2020 through 2023.

6. Plan Termination

The Plan Sponsor reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all non-vested amounts credited to participants' accounts will become 100% vested and the trustee, in accordance with the terms of the Plan, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

7. Related Party Transactions

Transactions with FMTC (the current Trustee), FWS (the current record keeper of assets), the Plan Sponsor and Holdings qualify as party-in-interest transactions. At December 31, 2023, the Plan held an investment of 9,386,488 shares of Holdings common stock. The fair value of Holdings common stock held by the Plan at December 31, 2023 approximated $51,346.

At December 31, 2022, the Plan held an investment of 10,970,412 shares of Holdings common stock. The fair value of Holdings common stock held by the Plan at December 31, 2022 approximated $64,068.
On December 11, 2023, Holdings entered into definitive agreements whereby, subject to the terms thereof, Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Liberty Media (“New Sirius”), would split-off from Liberty Media. The transactions would be effectuated by means of a redemptive split-off of New Sirius (the “Split-Off”), which will own all of the assets and liabilities attributed to Liberty Media’s Series A Liberty SiriusXM common stock (“LSXMA”), Series B Liberty SiriusXM common stock (“LSXMB”) and Series C Liberty SiriusXM common stock (“LSXMK”, together with the LSXMB and LSXMA stock, the “Liberty SiriusXM Group”). Following the Split-Off, New Sirius will combine with Holdings through the merger of Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Sirius (“Merger Sub”), with Holdings, with Holdings becoming a wholly owned subsidiary of New Sirius (the “Merger” and, together with the Split-Off, the “Transactions”). As part of the Merger, New Sirius will be renamed “Sirius XM Holdings Inc.”
To effect the Transactions, on December 11, 2023, Liberty Media entered into (i) a Reorganization Agreement (the “Reorganization Agreement”) with Holdings and New Sirius, and (ii) an Agreement and Plan of Merger (the “Merger Agreement”) with New Sirius, Holdings and Merger Sub.
In connection with the Merger Agreement and the Reorganization Agreement, on December 11, 2023, certain trusts related to Dr. John C. Malone (collectively, the “Malone Stockholders”) entered into a voting agreement (the “Voting Agreement”) with Liberty Media, Holdings and New Sirius, pursuant to which, among other things, the Malone Stockholders agreed, subject to the terms of the Voting Agreement, to vote their respective shares of Liberty Media’s LSXMA and LSXMB in favor of the Split-Off.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued
(Dollars in thousands, except per share amounts)
The Transactions have been unanimously approved by Liberty Media’s Board of Directors and a Special Committee of the Board of Directors of Holdings and by Holdings’ Board of Directors. The Transactions are expected to be completed early in the third quarter of 2024, subject to approval by a majority of the aggregate voting power of the shares of Liberty SiriusXM common stock present, whether in-person or by proxy, at a stockholder meeting, the receipt by Liberty Media and New Sirius of tax opinions from their respective tax counsel, as well as the receipt of required regulatory approvals and the satisfaction of other customary closing conditions. A subsidiary of Liberty Media owning a majority of the outstanding shares of Holdings has delivered a written consent approving the Transactions on behalf of a majority of Holdings’ stockholders. Following the Transactions, Liberty Media and New Sirius will operate independently, and neither is expected to have any ownership interest in the other. All of the executive officers of Holdings immediately prior to consummation of the Transactions will be the initial executive officers of New Sirius, and New Sirius will continue to operate under the SiriusXM name and brand.

8. Subsequent Events

The Plan has evaluated subsequent events through June 14, 2024.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year)
As of December 31, 2023
Employer Identification Number: 52-1700207, Plan Number 001
(Dollars in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Columbia Management Investment Advisers, LLC	Columbia Dividend Income Fund Institutional 3 Class	$48,634
	Mutual Fund: Large Value	1,567,335 shares in participation
	J.P. Morgan Investment Management Inc.	JPMorgan Large Cap Growth Fund Class R6	82,351
	Mutual Fund: Large Growth	1,304,677 shares in participation
	The Vanguard Group, Inc.	Vanguard Institutional Index Fund Institutional Plus Shares	135,014
	Mutual Fund: Large Blend	343,136 shares in participation
	Carillon Tower Advisers, Inc.	Carillon Eagle Mid Cap Growth Fund Class R6	23,349
	Mutual Fund: Mid-Cap Growth	300,311 shares in participation
	The Vanguard Group, Inc.	Vanguard Mid-Cap Index Fund Institutional Shares	40,391
	Mutual Fund: Mid-Cap Blend	634,686 shares in participation
	Janus Capital Management LLC	Janus Henderson Triton Fund Class N	15,604
	Mutual Fund: Small Growth	586,154 shares in participation
	The Vanguard Group, Inc.	Vanguard Small-Cap Index Fund Institutional Shares	36,527
	Mutual Fund: Small Blend	357,443 shares in participation
	Massachusetts Financial Services Company	MFS International Diversification Fund Class R6	33,850
	Mutual Fund: Foreign Large Blend	1,523,386 shares in participation
	The Vanguard Group, Inc.	Vanguard Total International Stock Index Fund Institutional Shares	26,427
	Mutual Fund: Foreign Large Blend	212,268 shares in participation
	PGIM Investments LLC	PGIM Total Return Bond Fund -Class R6	19,695
	Mutual Fund: Intermediate Core-Plus Bond	1,633,049 shares in participation
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund Institutional Shares	23,234
	Mutual Fund: Intermediate Core Bond	2,392,772 shares in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2005 Trust Class F	422
	Common Collective Trust	21,843 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Trust Class F	14
	Common Collective Trust	673 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Trust Class F	3,162
	Common Collective Trust	141,025 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Trust Class F	7,898
	Common Collective Trust	324,889 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Trust Class F	24,129
	Common Collective Trust	913,647 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Trust Class F	38,720
	Common Collective Trust	1,356,681 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Trust Class F	52,026
	Common Collective Trust	1,707,440 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Trust Class F	53,007
	Common Collective Trust	1,656,994 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Trust Class F	54,219
	Common Collective Trust	1,655,547 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Trust Class F	44,989
	Common Collective Trust	1,371,205 units in participation

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year) - Continued
As of December 31, 2023
Employer Identification Number: 52-1700207, Plan Number 001
(Dollars in thousands)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Trust Class F	35,829
	Common Collective Trust	1,092,674 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2060 Trust Class F	12,095
	Common Collective Trust	576,494 units in participation
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2065 Trust Class F	1,227
	Common Collective Trust	93,414 units in participation
*	Prudential Retirement	Prudential Guaranteed Income Fund	30,828
	Insurance & Annuity Company	677,443 units in participation
	The Vanguard Group, Inc.	Vanguard Federal Money Market Fund Investor Shares	10,250
	Mutual Fund: Money Market-Taxable	10,249,527 shares in participation
*	Fidelity Brokerage Services LLC	Fidelity BrokerageLink	23,877

*	Company Stock	Sirius XM Holdings Inc.	51,346
		9,386,488 shares in participation
	Total Investments		$929,114

	Loans receivable from participants	Interest rates of 3.25% - 9.50% and maturities	$6,177
		from 2023 - 2040

* Represents a party-in-interest as defined in ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN

By:	/s/ THOMAS D. BARRY
Thomas D. Barry
Executive Vice President and
Chief Financial Officer of Sirius XM Holdings Inc. and Sirius XM Radio Inc.
(Principal Financial Officer)

June 14, 2024